PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

December 1, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: PGIM ETF Trust: Form N-1A

Post-Effective Amendment No. 19 to the Registration Statement under the Securities Act of 1933; Amendment No. 20 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-222469

Investment Company Act No. 811-23324

Dear Mr. Zapata:

We filed through EDGAR on September 16, 2021 on behalf of PGIM ETF Trust (the "Corporation" or the "Registrant") Post-Effective Amendment No. 19 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 20 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding PGIM Total Return Bond ETF (the "Fund") as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Diana Huffman on November 2, 2021. For your convenience, a summary of the Staff's comments is included herein and the Registrant's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 22 (the "Amendment") to the Registrant's Registration Statement to be filed on or about December 2, 2021 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Fee Table

1.Comment

Please confirm that waivers for intermediaries listed in an appendix to the other PGIM mutual fund prospectuses should not be included in the Prospectus for this Fund.

Response:

The Appendix you refer to is for Class A shares of PGIM mutual funds. Because the PGIM ETFs do not have Class A shares, that Appendix is not included in this Fund's Prospectus.

Investments, Risks and Performance

2.Comment

At the end of the principal investment strategies there is a statement that the "Fund may use derivatives to manage duration." Please clarify in plain English what is meant by managing Fund's duration.

Response

The reference to duration is intended to make clear that the Fund may use derivatives to increase or decrease the duration of the Fund's portfolio. We have updated the disclosure to clarify this point.

Risks

3.Comment

With respect to the Fund's principal risk disclosure, we note that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, "Improving Principal Risks Disclosure."

Response

We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

4.Comment

In "foreign securities risk", consider splitting out general foreign securities risk from emerging market securities risk to be two separate risk factors.

Response

We have inserted two separate risk factors for foreign securities risk and emerging markets risk, and the foreign securities risk now discloses that less information is publicly available about non-U.S. companies than about US companies and that non-US companies generally are not subject to the same accounting, auditing and financial reporting standards as are US companies.

Statutory Prospectus

5.Comment

Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the statutory prospectus.

Response

The Fund confirms that applicable corresponding changes have been made.

Prior Historical Performance

6.Comment

On page 26, there is a statement that "Composite member portfolio monthly returns are calculated using the daily time weighted rate of return methodology". Please clarify whether this is the SEC method for calculating performance and if not disclose the differences.

Response

The Registrant respectfully submits that later in the same paragraph there is disclosure stating that: "Performance for the Composite has been calculated in a manner that differs from the performance calculations the SEC requires for registered funds. The Composite has been calculated consistent with the requirements of the Global Investment Performance Standards (GIPS®) and PGIM Fixed Income; there is no representation that the above performance is presented in accordance with GIPS." Accordingly, we believe that no additional changes are required at this time.

* * *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367- 8982.

Sincerely,

/s/ Diana Huffman Diana Huffman

Vice President & Corporate Counsel

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